 Exhibit 99.1

SNDL Streamlines Cannabis Operations Footprint to Enhance Competitiveness and Profitability

CALGARY, AB, Oct. 19, 2023 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") announced today additional optimizations of its facility footprint to enhance the competitiveness and profitability of its Cannabis Operations segment. The Company will consolidate all cultivation activities at its Atholville, New Brunswick Facility (the "Atholville Facility") following the centralization of SNDL's manufacturing, processing and production operations to Kelowna, British Columbia.

"In the past year, we've transformed our facility footprint with a clear goal of achieving profitability in our Cannabis Operations by 2024," said Tyler Robson, SNDL's President, Cannabis. "As a result, we have taken the difficult but necessary steps to simplify operations throughout our business, which includes the closure of our Olds, Alberta facility. Through our facility reorganization, we expect to capture increased margins from more sustainable fixed operating costs and leverage strategic procurement opportunities to achieve material cost reductions. This initiative reinforces SNDL's commitment to long-term sustainable cash flow through streamlined manufacturing operations and reduced reliance on high-cost cultivation, ensuring we deliver on both our customer and shareholder promise."

SNDL expects optimizing its facility footprint to result in over $10 million in annual savings from its Cannabis Operations segment through a reduction in fixed overhead, power costs, and labour efficiencies. These cost savings are in addition to the previously announced $18.2 million of annualized cost savings since the acquisition of The Valens Company Inc. on January 17, 2023 (the "Valens Acquisition"). In connection with the closing of the Olds facility, the Company expects to record any related non-cash impairment charges during the fourth quarter of 2023.

The Atholville Facility will continue to focus on cultivation, research and development, and supply chain efficiencies with an aim to realize additional cost savings while ensuring no disruptions to the availability of SNDL's current product portfolio. In line with this strategic transition, SNDL expects to expand its operations in Atholville, creating potential employment opportunities in the area.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry.

Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements in this release may include, but are not limited to, the achievement of future profitability and long-term sustainable cash flow in the Cannabis Operations segment, realization of expected cost savings, realization of increased margins, more sustainable and reduced operating costs (including overhead, power and labour) and leverage strategic procurement opportunities, the expansion and additional cost savings at the Atholville Facility and cost savings in relation to the Valens Acquisition. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. No entity mentioned herein is under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

For more information on SNDL, please go to https://www.sndl.com/.

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SOURCE SNDL Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 16:05e 19-OCT-23